Exhibit 2

For Immediate Release	1 October 2010

WPP plc ("WPP")

Notification of Third Quarter Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2010 on Friday, 29th October 2010.

Contact:
Feona McEwan, WPP	+ 44(0)20 7408 2204